Exhibit 99.9
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
Bloomberg

Interviewee: Suresh Senapaty, Executive Vice President – Finance & CFO, Wipro Limited
Bloomberg: Mr. Senapaty, take me through your additions in head count.

Suresh Senapaty: We had record employee growth of 2000 in IT but we had decline of about 2000 in the Wipro BPO operations, primarily rationalization, primarily the transformation movement, the steps that we are undertaking, as a result of which we will have the head count, but the skill sets will be different. So particularly in the training area, we have done a lot of work as a result of which there has been a reduction in the overall head count in the BPO side. On the IT services, there has been a net 2000 plus addition.
Bloomberg: Okay, so the BPO you want to keep it down is it or are you going to be replacing?
Suresh Senapaty: Because we are transitioning — in the sense that while we continue to serve our voice customers today and grow them — we are wanting to build more and more non-voice services, from that perspective the skill profile will be different.
Bloomberg: Fair enough. The other thing I saw in the statement was that, it said return on capital employed has declined to 56% from 62%. Return on capital employed declined, why is that? It said return on capital employed declined to 56% from 62%, I believe the comments were attributed to you. So I was wondering what would have resulted the decline in return on capital employed for the quarter?
Suresh Senapaty: You know, we have added a lot of capital investments in the past one year. This is the YOY number we are talking about, June 2004 versus June 2005, and from that perspective typically the return on capital employed on a full scale, full year basis are more appropriately comparable than on a quarter to quarter basis, but I would say it is more of a function of the investments that we have made.
Bloomberg: Investments where and in what?
Suresh Senapaty: In terms of the capital investments that they we have made and because of the growth in revenue that we brought, therefore additional capital deployed because of the additional receivables that we have on the balance sheet, and therefore the base of capital employed goes up and that is the reason why it shows up a little lower.
Bloomberg: Fair enough. What happened with wages, any changes at all during the current quarter for you?
Suresh Senapaty: No, because last year we had given our wage increases in period between September-October-November and typically it has not come up for review as yet.
Bloomberg: Utilization rates, those declined, what happened over there?
Suresh Senapaty: I think utilization has more or less remained despite, as I told you that we have had the highest addition of net employees last quarter and still we are able to manage the utilization.
Bloomberg: So highest net addition of employees in the IT?
Suresh Senapaty: IT services.
Bloomberg: How are billing rates doing?
Suresh Senapaty: Billing rates are doing pretty well. Last quarter, we had a blended billing rate increase of about 1.5%, primarily through operational improvements.
Bloomberg: That is for existing and new, correct, when you say blended billing rates?

Suresh Senapaty: Yes, primarily because there has been a higher percentage of value-added services in our total mix of services that we have offered and (b) because of a mix change in terms of the customers with a higher billing rate versus lower billing rates, combination of all these factors, we had got a 1.5% improved billing realizations.
Bloomberg: Okay, and what are you doing with new customers in terms of billing rate?
Suresh Senapaty: There also we are continuing to get little better blended rates in the new customers.
Bloomberg: Is it 3-4%, I mean that is what the other IT companies have been saying?
Suresh Senapaty: I know, but we haven’t talked about a number but they are better.
Bloomberg: Okay. In terms of foreign exchange, what is change in the Chinese Yuan policy do for Wipro?
Suresh Senapaty: Yuan appreciation is by 2%, and if you have looked at lot of reports on rupee and dollar, rupee has been stated to be overpriced already based on the REER, which is the Reserve Bank of India’s policy tool that it uses. A 2% appreciation of Yuan is unlikely to make a big impact on rupee. So we do not think the current appreciation can have any significant impact, but if going forward, Yuan has a higher level of appreciation, it could impact rupee.
Bloomberg: At what level could it start affecting the rupee?
Suresh Senapaty: I cannot say that number for sure because it will not happen on a sudden basis. I mean even the Chinese government has talked about wanting to make sure that it operates in a particular band as opposed to moving in and they will be restating it on a day-to-day basis, and it is linked to 5 basket currency. So from that perspective, so one does not expect a significant change, but at this point in time all we can say is what has so far been announced does not look any adverse impact but we have to monitor it closely.
Bloomberg: Okay fair enough. Expansion plans?
Suresh Senapaty: Well our expansion plans are continuing. We are adding on facilities in Chennai. We are adding facilities in Gurgaon. We are adding facilities in Noida. We are adding facilities in Kolkata and Pune, so all these facilities we are adding and today if you look at, we have about 6 million square feet of space built up already for our BPO and IT operations, and going forward basis, we will have much more under construction.
Bloomberg: This sounds like total outside of Bangalore, is that because of the infrastructure problems?
Suresh Senapaty: No, it includes Bangalore also. It does include Bangalore, and we are continuing to build in Bangalore also.
Bloomberg: Infrastructure problems in Bangalore, are they a concern?
Suresh Senapaty: Well we are concerned because we are seeing on a day-to-day basis. From that perspective, we are concerned, but we are also seeing there are a lot of activities taking place in the Bangalore infrastructure whether in terms of road expansion that is happening or in terms of the international airport, etc., etc. We only hope that it happens faster so that it enhances the quality of life of people, but otherwise Bangalore is a fantastic city. So, one would like to continue grow this particular place, in addition to growing outside of Bangalore too.
Bloomberg: Fair enough. Operating margins, coming back to the growth. There was a slight decline I believe. First, this operating income to revenue, is that operating margins, it says over here operating income to revenue for the quarter ended declined to 23.5% and that is a decrease of about 1.7%. Is that percentage points?
Suresh Senapaty: Yes, in terms of US GAAP, that is right.

Bloomberg: So it is 1.7 percentage points decline from previous quarter, and the factors there you said currency appreciation, but it seems like the impact of the currency was less this quarter than a year ago, I think last year you had a loss on this account.
Suresh Senapaty: No, because you are looking at the US GAAP item, the impact of the currency was much higher, because what it does is it also looks at the mark to market on the premium, which is little different accounting treatment than it is on the Indian GAAP. So, on the Indian GAAP, it is only 50 basis point impact, but in the US GAAP it has a higher impact.
Bloomberg: So I guess, is there a dollar or rupee figure for what kind of loss you had because of the foreign exchange?
Suresh Senapaty: On the Indian GAAP, I think that is the best way to understand, which is about 50 basis points.
Bloomberg: What were the other things that impacted operating margins?
Suresh Senapaty: The other two things that we had apart from many other compensating stuff was the extra cost that we had to incur on the visas.
Bloomberg: How much was that?
Suresh Senapaty: Which was about 30 basis points.
Bloomberg: 30 basis points increase in the visa cost?
Suresh Senapaty: That is right. Another point was in terms of SG&A. We had increased the sales and marketing expenses by about 50 basis points.
Bloomberg: 50 basis points there, and the other thing, you said, currency was also 50 basis points, right?
Suresh Senapaty: So that is how 130 basis points, and the delta between that to what you have there, it will be again on the exchange so far as the US GAAP is concerned.
Bloomberg: Currency would it be dollar or would it be pounds, Euro, or sterling?
Suresh Senapaty: Combination of all.
Bloomberg: The 30 basis points in visa cost, can you translate that to a rupee figure at all?
Suresh Senapaty: It will be about Rs. 40 million.
Bloomberg: Rs. 40 million. What do you foresee for operating margins. What are you expectations?
Suresh Senapaty: Our expectation is that like I said there are many levers. I mean this current quarter will have lot of employee adds from the campus, because campus typically will have seasonality
Bloomberg: Graduates, recent graduates?
Suresh Senapaty: Exactly. So the additions will be quite a lot, so from that perspective, it will have a softness on the utilization. Foreign exchange impact will continue to be there, but there are multiple other levers in terms of cost rationalization to this reorganization we are talking about, improving on the offshore-onsite mix, which we did partly in the last quarter, price realization improvements through operational efficiencies. Some of this, we would expect a better performance from our BPO part of the operations than we saw in the last quarter. So a combination of that we think but for the foreign exchange, we should be having the operating margin in a narrow range.
Bloomberg: Would it be upwards, downwards, or narrow range?
Suresh Senapaty: Narrow range.

Bloomberg: Okay. Order volumes, what does your pipeline look like?
Suresh Senapaty: Quite good, I think that is the how we have seen the guidance that we have given of $422 million which is close to 6% sequential growth. We would expect most of it coming in the form of volume, and also the fact that we do not expect growth in the BPO part of our business, most of this growth would be in the IT services.
Bloomberg: How is the BPO business doing, you did not give us the breakdown of the numbers?
Suresh Senapaty: BPO business grew about 3.6% last quarter, and on the profitably perspective it would be less, but we expect to correct that this time. With 2000 people reduction etc., some of the rationalization of cost structure will happen, and we are working on all the operative parameters there, rationalization of cost. Therefore, we are beaten on the top line in shorter term but overall the things are going to improve.
Bloomberg: Thank you sir.